UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 63670/January 7, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14168

_____

IN THE MATTER OF   :
                                                         :
EC POWER, INC.,   :
ELECTRO ENERGY, INC.,   :   ORDER MAKING FINDINGS
EMB CORPORATION (N/K/A AMT GROUP, INC.),   :   AND REVOKING
ENCORE COMPUTER CORP.,   :   REGISTRATIONS
ENHANCE LIFE SCIENCES, INC.,   :   BY DEFAULT
E.NVIZION COMMUNICATIONS GROUP LTD., and   :
EXCHANGE APPLICATIONS, INC.   :

_____

SUMMARY

        This Order revokes the registrations of the registered securities of EC Power, Inc., Electro
Energy, Inc., EMB Corporation (n/k/a AMT Group, Inc.), Encore Computer Corp., Enhance
Lifesciences, Inc., e.NVIZION COMMUNICATIONS GROUP LTD., and Exchange Applications,
Inc. (collectively, Respondents). The revocations are based on Respondents' repeated failure to
file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

        The Commission initiated this proceeding on December 21, 2010, with an Order Instituting
Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act).
The OIP alleges that each Respondent is a corporation with a class of securities registered with the
Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to
file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each
was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by December 24, 2010.[1]
To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. §
201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within
the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the
undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§

_____

[1] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery
at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. §
201.141(a)(2)(ii).

201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

EC Power, Inc. (CIK No. 1083954),[2] is a Delaware corporation located in Montclair, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[3] for the period ended September 30, 2001, which reported a net loss of $680,480 for the prior nine months. As of December 9, 2010, the company's stock (symbol "ECPW") was traded on the over-the-counter markets.

Electro Energy, Inc. (CIK No. 1175636), is an inactive Florida corporation located in Danbury, Connecticut, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2008, which reported a net loss of over $9 million for the prior six months. On March 26, 2009, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Connecticut, which was still pending as of December 20, 2010. As of December 9, 2010, the company's stock ("EEEI") was quoted on the Pink Sheets, operated by Pink OTC Markets Inc.

EMB Corporation (n/k/a AMT Group, Inc.) (CIK No. 1017797) is a revoked Nevada corporation located in Fort Salonga, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2007, which reported a net loss of $1,300 for the prior three months. As of December 9, 2010, the company's stock (symbol "AMTN") was traded on the over-the-counter markets.

Encore Computer Corp**.** (CIK No. 764037) is an inactive Delaware corporation located in Eastlake, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2002. The company discontinued operations in January 1999. In a Schedule 14C, definitive information statement, filed on January 10, 2003, it was reported that a majority of stockholders had approved the dissolution and liquidation of the company.

---

[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

Enhance Lifesciences, Inc. (CIK No. 1080300), is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended July 31, 2003, which reported a net loss of over $1 million for the prior six months.

e.NVIZION COMMUNICATIONS GROUP LTD. (CIK No. 803265) is an administratively dissolved Colorado corporation located in Rochester, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported a net loss of $2,881,297 for the prior nine months. As of December 9, 2010, the company's stock (symbol "ENCG") was traded on the over-the-counter markets.

Exchange Applications, Inc. (CIK No. 1065857), is an inactive Delaware corporation located in Boston, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ending September 30, 2002, which reported a net loss of $36,520 for the prior nine months. On June 9, 2004, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Delaware, wich was terminated on February 8, 2005. As of December 9, 2010, the company's stock ("EXAP") was traded on the over-the-counter markets.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of EC Power, Inc., is REVOKED;

the REGISTRATION of the registered securities of Electro Energy, Inc., is REVOKED;

the REGISTRATION of the registered securities of EMB Corporation (n/k/a AMT Group, Inc.), is REVOKED;

the REGISTRATION of the registered securities of Encore Computer Corp. is REVOKED;

the REGISTRATION of the registered securities of Enhance Lifesciences, Inc., is REVOKED;

the REGISTRATION of the registered securities of e.NVIZION COMMUNICATIONS GROUP LTD. is REVOKED; and

the REGISTRATION of the registered securities of Exchange Applications, Inc., is REVOKED.

_____
Carol Fox Foelak
Administrative Law Judge